UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
SCOPUS VIDEO NETWORKS LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 1.40 per share
(Title of Class of Securities)
M8260H 10 6
(CUSIP Number)
Robin N. Dickson
Chief Financial Officer and Corporate Secretary
Harmonic Inc.
549 Baltic Way
Sunnyvale, California 94089
(408) 542-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 22, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Harmonic Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,378,370 Ordinary Shares[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,378,370 Ordinary Shares[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

(See Item 6)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54.4% of Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	Represents the aggregate number of outstanding Ordinary Shares of Scopus Video Networks, Ltd. held by the persons or entities listed on Schedule B attached hereto, each of whom entered into a Voting Agreement dated as of December 22, 2008 (each, a “Voting Agreement”) with Harmonic Inc., a Delaware corporation (“Harmonic”), obligating the holder to vote such shares, among other things, in favor of the proposed acquisition of the issuer by Harmonic pursuant to the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such persons granted certain representatives of Harmonic a proxy (each, a “Proxy) granting such Harmonic representatives the right to vote on each such person’s behalf in favor of such matters. For more information regarding the securities holdings of the persons named above in Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (“Scopus”), please see Schedule B (attached hereto). Harmonic expressly disclaims beneficial ownership of any of the shares of the issuer’s stock subject to the Voting Agreements and the Proxies.

2	Based on 14,054,449 Ordinary Shares of the issuer outstanding as of December 21, 2008, as represented by the issuer in the Merger Agreement.

Item 1. Security and Issuer.
The class of equity securities to which this statement relates is the Ordinary Share, par value NIS 1.40 per share of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (“Scopus”). The principal executive offices of Scopus are located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel.
Item 2. Identity and Background.
(a) The name of the corporation filing this statement is Harmonic Inc., a Delaware corporation, hereinafter sometimes referred to herein as “Harmonic.”
(b) The address of Harmonic’s principal office is 549 Baltic Way, Sunnyvale, California 94089.
(c) Harmonic is a leading provider of video delivery solutions to cable, satellite, telco, terrestrial and wireless operators around the world. Harmonic designs, manufactures and sells versatile and high performance video products and system solutions that enable service providers to efficiently deliver the next generation of broadcast and on-demand services, including high-definition television, or HDTV, video-on-demand, or VOD, network personal video recording and time-shifted TV.
(d) Neither Harmonic nor, to Harmonic’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither Harmonic nor, to Harmonic’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) To Harmonic’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except Patrick Gallagher, who is a citizen of the United Kingdom, Nimrod Ben-Natan, who is a citizen of Israel, and Anthony J. Ley, who is a citizen of the United Kingdom. Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Harmonic as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration.
Scopus entered into an Agreement and Plan of Merger, dated as of December 22, 2008, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with Harmonic and Sunrise Acquisition Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Harmonic (“Merger Sub”), that provides for the acquisition of Scopus by Harmonic by means of a merger of Merger Sub with and into Scopus (the “Merger”), with Scopus as the surviving corporation. As a result of the Merger, Scopus would become a wholly owned subsidiary of Harmonic. As an inducement for Harmonic to enter into the Merger Agreement and in consideration thereof, certain executive officers, directors and significant shareholders of Scopus identified on Schedule B (collectively, the “Securityholders”) each entered into separate Voting Agreements with Harmonic, dated as of December 22, 2008, the forms of which are attached hereto as Exhibit 2 and Exhibit 3, and more fully described in Item 4, whereby, subject to the terms of each such voting agreement, the Securityholders that are parties thereto agreed, among other things, that, at every meeting of Scopus’ shareholders called, such shareholder shall vote the shares then held by it, among other things, in favor of the approval and adoption of the Merger Agreement and against the approval of any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement. Each of these Securityholders also granted certain representatives of Harmonic an irrevocable proxy granting such Harmonic representatives the right to vote such shares in favor of such matters (the voting agreements and proxies, together are referred to herein as, the “Voting Agreements”). Harmonic did not pay additional consideration to the Securityholders in exchange for the Voting Agreements.
References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this

Schedule 13D and the Voting Agreements included as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.
Item 4. Purpose of Transaction.
(a) — (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Scopus by Harmonic pursuant to the terms of the Merger Agreement. To induce Harmonic to enter into the Merger Agreement, each of the Securityholders party thereto entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.
Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger:
•	Each ordinary share of Scopus, par value NIS 1.40 per share (the “Scopus Ordinary Shares”), issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive a cash amount of $5.62, without interest (the “Per Share Merger Consideration”); and

•	Each of Scopus’ vested or unvested options to purchase Scopus Ordinary Shares (each a “Scopus Option”) outstanding at the effective time of the Merger will be cancelled automatically, and at the effective time of the Merger, each such vested Scopus Option will be converted into the right to receive a lump sum cash payment (less any applicable withholding tax) equal to the product obtained by multiplying (x) the total number of shares of Scopus Ordinary Shares subject to such vested Scopus Option immediately prior to the effective time of the Merger by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of Scopus Ordinary Shares subject to such vested Scopus Option.
By executing the Voting Agreements, the Securityholders party thereto have (i) agreed to vote all of the shares of Scopus Ordinary Shares currently beneficially owned by them or acquired prior to the expiration of the relevant Voting Agreement, including by means of exercise of stock options, in favor of the Merger, approval and adoption of the Merger Agreement and any other matter that is reasonably necessary to facilitate the merger, and against any Alternative Transaction Proposal (as defined in Article 1 of the Merger Agreement) and any other matter that might reasonably be expected to prevent, delay, postpone or frustrate the purposes of the merger, and (ii) granted irrevocable proxies to certain representatives of Harmonic granting such Harmonic representatives the right to vote such shares as specified in clause (i). The Securityholders have entered into the Voting Agreements only in their capacities as Securityholders of Scopus and may vote such shares on all other matters submitted to Scopus shareholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the Merger, except in the case of the Voting Agreement with Optibase Ltd. which terminates upon the earliest to occur of (A) termination of the Merger Agreement; (B) the effectiveness of the Merger; and (C) the lapse of five months following the date of signing of the Merger Agreement.
(c) Not applicable.
(d) It is anticipated that upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of Scopus (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.
(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.
(f) Not applicable.
(g) Upon consummation of the Merger, the memorandum of association and the articles of association of Scopus shall be amended and restated in their entirety in accordance with the terms of Section 2.4 of the Merger Agreement.
(h) — (i) If the Merger is consummated as planned, Scopus Ordinary Shares will cease to be quoted on the Nasdaq Stock Market, Inc.’s Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.
Item 5. Interest in Securities of the Issuer.
(a) — (b) As a result of the Voting Agreements, Harmonic may be deemed to be the beneficial owner of 8,378,370 Scopus Ordinary Shares. This number of shares represents approximately 54.4% of the issued and outstanding Scopus Ordinary Shares based on the number of shares outstanding as of December 21, 2008 (as represented by Scopus in the Merger Agreement). Harmonic disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Harmonic as to the beneficial ownership of such shares. To Harmonic’s knowledge, no Scopus Ordinary Shares are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
(b) Harmonic may be deemed to have shared voting power of the 8,378,370 Scopus Ordinary Shares held by the Securityholders due to Harmonic’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies granted thereunder). However, Harmonic does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Scopus shareholder with respect to such shares. Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule B. To Harmonic’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To Harmonic’s knowledge, each of the individuals identified on Schedule B is a citizen of Israel, other than Yaron Simler, who is a citizen of the United States of America.
(c) To Harmonic’s knowledge, no transactions in Scopus Ordinary Shares have been effected during the past sixty days by any person named pursuant to Item 2.
(d) To Harmonic’s knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any Scopus Ordinary Shares acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. The number of shares that Harmonic may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, includes the shares issuable upon the exercise of stock options held by the parties to the Voting Agreements within 60 days of December 22, 2008, and Harmonic disclaims beneficial ownership of all such shares.
Item 7. Materials to be Filed as Exhibits.
The following documents are incorporated by reference as exhibits:

Exhibit
No.	Title

1	Agreement and Plan of Merger dated as of December 22, 2008 by and among Harmonic Inc., Sunrise Acquisition Ltd. and Scopus Video Networks Ltd. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-25826) filed by Harmonic Inc. on December 23, 2008).

2	Form of Voting Agreement, dated December 22, 2008, by and between Harmonic Inc. and certain securityholders of Scopus Video Networks Ltd.

3	Voting Agreement, dated December 22, 2008, by and between Harmonic Inc. and Optibase Ltd.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2009	HARMONIC INC.

	By:	/s/ Robin N. Dickson

Robin N. Dickson
Chief Financial Officer
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

Schedule A
Directors and Executive Officers of Harmonic Inc.
The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Harmonic Inc. The business address of each person is c/o Harmonic Inc. 549 Baltic Way, Sunnyvale, California 94089
Board of Directors

Name	Principal Occupation
Lewis Solomon	Chairman and CEO, SCC Company; Director, Anadigics Inc.

Patrick Harshman	President and Chief Executive Officer of Harmonic

Harold Covert	Chief Financial Officer, Silicon Image, Inc.; Director, JDS Uniphase Corporation and Thermage, Inc.

Patrick Gallagher	Chairman, Macro 4 plc; Chairman, Ubiquisys Ltd.; and Vice Chairman, Golden Telecom Inc.

E. Floyd Kvamme	Partner emeritus, Kleiner Perkins Caufield & Byers; Director, National Semiconductor Corporation and Power Integrations, Inc.

Anthony J. Ley	Retired

William F. Reddersen	Director, Otelco, Inc.

David R. Van Valkenburg	Chairman, Balfour Associates, Inc.; Chairman and President, Zero Point Corporation
Executive Officers

Name	Title
Patrick Harshman	President and Chief Executive Officer

Robin N. Dickson	Chief Financial Officer

Matthew Aden	Vice President, Worldwide Sales and Service

Charles Bonasera	Vice President, Operations

Nimrod Ben-Natan	Vice President, Product Marketing, Solutions & Strategy

Neven Haltmayer	Vice President, Research and Development

Schedule B
Parties to Voting Agreements with Harmonic Inc.
     The following table sets forth the name and principal occupation or employment, if applicable, of each securityholder of Scopus that has entered into a Voting Agreement with Harmonic in connection with the Merger Agreement, and the aggregate number of Scopus Ordinary Shares held by each such person as of December 22, 2008.* Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o Scopus Video Networks Ltd., 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel.

		Exercisable	Total Beneficial
	Ordinary	Options within	Ownership of
	Shares held as	60 days of	Shares as of
	of December 22,	December 22,	December 22,
Name	2008	2008	2008
Orit Leitman, Director		6,666	6,666
Yaron Simler, CEO and Director		460,781	460,781
Jackie Goren, Director		20,000	20,000
David Mahlab, Chairman of the Board of Directors	46,765	597,188	643,953
Moshe Eisenberg, CFO		99,459	99,459
Ovadia Cohen, Vice President Business Development, Marketing Communications	20,043	83,519	103,562
Shimon Shneor, Vice President Sales & Marketing		25,666	25,666
Gadi Canfi, Vice President Professional Services		21,760	21,760
Moshe Rousso, Vice President R&D		28,125	28,125
Sharon Witzrabin, Vice President Human Resources		15,308	15,308
Optibase Ltd.[1]	5,105,223		5,105,223
Pitango Venture Capital Fund III Trusts 2000 Ltd., Pitango Venture Capital Fund III (Israeli Investors) L.P., Pitango Venture Capital Fund III (Israeli Sub) Non-Q L.P., Pitango Parallel Investor Fund III (Israel) L.P. (formerly known as Pitango JP Morgan Fund III (Israel), L.P.), Pitango Principals Fund III (Israel), L.P., and Pitango Venture Capital Fund III (Israeli Sub) L.P. (collectively, “Pitango”)[2]	842,066		842,066
Genesis Partners II LDC[3]	444,650		444,650
Vertex Israel II (C.I.) Fund L.P., Vertex Israel II (C.I.) Executive Fund L.P., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P., Vertex Israel II Management Ltd., and Vertex Israel II Discount Fund L.P.[4]	561,151		561,151

TOTAL	7,019,898	1,358,472	8,378,370

*	As noted in Item 6 above, the Voting Agreements also apply to any Scopus Ordinary Shares acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. As noted in each applicable column, the above table includes both the total Ordinary Shares held as of December 22, 2008 and the number of options exercisable within sixty (60) days of December 22, 2008.

[1]	The business address of Optibase Ltd. is 2 Gav Yam Center, 7 Shenkar Street Herzliya 46120 Israel.

[2]	The business address of Pitango is 11 HaMenofim Street, Herzliya 46725, Israel.

[3]	The business address of Genesis Partners II LDC is 11 HaMenofim Street, Building B, Herzliya 46725, Israel.

[4]	The business address of each of Vertex Israel II Management Ltd., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P. and Vertex Israel II Discount Fund L.P. is 1 Hashikma Street, P.O. Box 89, Savyon 56530, Israel. The business address of each of Vertex Israel II (C.I.) Fund L.P. and Vertex Israel II (C.I.) Executive Fund L.P. is c/o Walker House, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

EXHIBIT INDEX

Exhibit
No.	Title
1	Agreement and Plan of Merger dated as of December 22, 2008 by and among Harmonic Inc., Sunrise Acquisition Ltd. and Scopus Video Networks Ltd. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-25826) filed by Harmonic Inc. on December 23, 2008).

2	Form of Voting Agreement, dated December 22, 2008, by and between Harmonic Inc. and certain securityholders of Scopus Video Networks Ltd.

3	Voting Agreement, dated December 22, 2008, by and between Harmonic Inc. and Optibase Ltd.